UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Children’s Place, Inc.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

168905107
(CUSIP Number)

Turki Saleh A. AlRajhi

Muhammad Asif Seemab

Mithaq Capital SPC

c/o Synergy, Anas Ibn Malik Road

Al Malqa, Riyadh 13521

Saudi Arabia

+966 11 222 2210

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Global
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Turki Saleh A. AlRajhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Muhammad Asif Seemab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Snowball Compounding Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2024 (the “Initial 13D”, and the Initial 13D as amended and supplemented by this Amendment No. 2, the “Schedule 13D”) relating to the common shares, par value $0.10 per share (the “Common Shares”) of The Children’s Place, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On March 7, 2024, Mithaq SPC, the Issuer and Wells Fargo Bank, National Association entered into the subordination agreement (the “Subordination Agreement”) referred to in the Initial 13D in respect of the Unsecured Promissory Note entered into by Mithaq SPC and the Issuer on February 29, 2024. The Subordination Agreement is on customary terms and conditions and among other things subordinates the Mithaq Term Loans in payment priority to the obligations of the Issuer (and its subsidiaries that guaranteed such obligations) under the Credit Agreement. The foregoing description of the Subordination Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 99.6 to this Amendment No. 2 and is incorporated herein by reference.

Also on March 7, 2024, Mithaq SPC notified the Issuer of its intention to fund the Delayed Draw Term Loan on March 8, 2024, and on March 8, 2024, Mithaq SPC provided the Delayed Draw Term Loan to the Issuer.

With the funding of the Delayed Draw Term Loan on March 8, 2024, the previously announced resignations from the Board of Norman Matthews, John E. Bachman, Debby Reiner and Michael Shaffer became effective and the size of the Board was reduced to six, in accordance with the Letter Agreement. In addition, Mr. John A. Frascotti separately elected to resign from the Board on March 8, 2024 simultaneously with the resignations of the aforementioned resigning directors.

As a result of the Board composition changes described above, Norman Matthews ceased to be the Chairman of the Board, and on March 11, 2024, Turki Saleh A. AlRajhi, one of the Reporting Persons, was appointed as the new Chairman of the Board. Also on March 11, 2024, Muhammad Asif Seemab, one of the Reporting Persons, was appointed to the newly-created position of Vice Chairman of the Board. Also on March 11, 2024, the Board appointed Douglas R. Edwards – who served in a number of different roles with Wells Fargo & Company before his retirement in 2022, including Executive Vice President and Interim General Counsel – to serve on the reconstituted Board as an independent director, with immediate effect upon the completion of customary lender due diligence required by the Forbearance Agreement (the time that such due diligence is completed, the “Effective Time”).

Additionally, on March 11, 2024, the membership of the Audit Committee, the Human Capital and Compensation Committee and the Corporate Responsibility, Sustainability & Governance Committee of the Board was reconstituted as follows:

Audit Committee

Hussan Arshad (Chair)

Muhammad Umair

Douglas R. Edwards (with effect as from the Effective Time)

Human Capital and Compensation Committee

Muhammad Asif Seemab (Chair)

Turki Saleh A. AlRajhi

Muhammad Umair

Corporate Responsibility, Sustainability & Governance Committee

Muhammad Asif Seemab (Chair)

Hussan Arshad

Douglas R. Edwards (with effect as from the Effective Time)

Also on March 11, 2024, the Board approved and adopted an Amendment No. 2 to the Issuer’s Seventh Amended and Restated Bylaws, which became effective the same day, to eliminate the position of Chairman-Elect, while providing for the position of Vice-Chairman of the Board with the same authority and responsibilities as the Chairman of the Board (solely in the absence of the Chairman of the Board in certain instances).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following to the end thereof:

On March 7, 2024, Mithaq SPC and the Credit Agreement Lenders entered into the Subordination Agreement, which is described in Item 4 above and filed as Exhibit 99.6 to this Amendment No. 2. Item 4 to this Amendment No. 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.6	Subordination Agreement, dated March 7, 2024, among the Issuer, Wells Fargo Bank, National Association (in its capacity as administrative agent and collateral agent) and Mithaq SPC (solely in its capacity as the holder of the Subordinated Debt (as defined in the Subordination Agreement)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024	SNOWBALL COMPOUNDING LTD.

	By:	Mithaq Capital SPC, its sole stockholder

	By:	/s/ Turki Saleh A. AlRajhi
Name: Turki Saleh A. AlRajhi
Title: Director

Date: March 11, 2024	MITHAQ CAPITAL SPC

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 11, 2024	MITHAQ CAPITAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 11, 2024	MITHAQ GLOBAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 11, 2024	TURKI SALEH A. ALRAJHI

	By:	/s/ Turki Saleh A. AlRajhi
Turki Saleh A. AlRajhi

Date: March 11, 2024	MUHAMMAD ASIF SEEMAB

	By:	/s/ Muhammad Asif Seemab
Muhammad Asif Seemab